

June 5, 2013

Via E-mail
Mr. David Kornblatt
Chief Financial Officer
Triumph Group, Inc.
899 Cassatt Road
Suite 210
Berwyn, PA 19312

>   **Re: Triumph Group, Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2012**
>   **Filed on May 29, 2012**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed on June 19, 2012**
>   **File No. 001-12235**

Dear Mr. Kornblatt:

We have reviewed your response letter dated May 31, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

1. We note your response which includes certain draft sections of your Compensation Discussion and Analysis for your named executive officers for the fiscal year ended March 31, 2013. However, we note that you did not provide an analysis explaining why you believe you did not engage in benchmarking with respect to the base salaries of your named executive officers for fiscal 2013. Your disclosures in the Executive Compensation Overview and Base Salaries sections indicate that you use competitive market data from certain companies to make compensation decisions related to your named executive officers' compensation. In this regard, we note that your management

obtained compensation survey data from Towers Watson and that your management compiled compensation data from an ERI database. We also note that the Towers Watson survey data was used by management to develop compensation bands for exempt employee positions, which accordingly to your disclosure includes your named executive officers. Additionally, we note that Mr. Ill made certain recommendations to your Compensation Committee in April 2012 regarding adjustments to your named executive officers' base salaries for fiscal 2013 based in part on the aggregated survey data. Further, we note that your Compensation Committee used this aggregate survey data as a double check on the previously approved base salary adjustments for fiscal 2013. Lastly, with respect to the salary determination of Mr. Frisby for fiscal 2013, your Compensation Committee considered aggregated CEO base salary data from the Towers Watson survey and the ERI database.

Benchmarking in the context of Item 402 of Regulation S-K entails using compensation data about other companies as a reference point on which, either wholly or in part, to base, justify or provide a framework for a compensation decision. Refer to Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations. Based on your disclosures in the draft sections, we note that it does not appear that your Compensation Committee or management used the Towers Watson survey data or the ERI data solely for a general purpose such as obtaining a general understanding of current compensation practices. Rather, it appears that your Compensation Committee and management used the Towers Watson survey data and the ERI data in part to base, justify or provide a framework for their compensation decisions. Please confirm that you will revise your draft disclosure to list the companies to which you benchmark and disclose the degree to which you considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In this regard, please list the companies whose compensation data was used to compile the Tower Watson survey data and the ERI data and discuss the degree to which you considered such companies comparable. To the extent that different benchmarking companies were used for different named executive officer positions, please clarify and identify the companies used for each position. Alternatively, please provide a legal analysis as to why you believe you have not engaged in benchmarking with respect to the base salaries of your named executive officers for fiscal 2013.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Loan Lauren P. Nguyen, Special Counsel, at 202-551-3642 with any other questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief